FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

May 14, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on May 14, 2010.

Item 4.

Summary of Material Change

CanAlaska Samples Additional Gold to 24.36 g/t at Poplar Project

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, May 14th, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to report on new gold mineralization of up to 24.36g/t identified on the Poplar project, located in Northern Saskatchewan.  Channel rock samples collected from mineralized zones during the summer of 2009 have provided new high gold values in addition to other mineralization previously found at Felix Bay of up to to 47.94 g/t gold and 19.7 g/t platinum.

The new target area is in the McIntosh Bay zone of the project, located 12 km SE of the town of Uranium City, and 10 km east of the Goldfields project Box gold mine, newly acquired by Linear Gold (proven and probable gold reserves of 1,030,400 ounces contained within the combined Box and Athona gold deposits).

Immediately to the south-west of the McIntosh Bay area are the historic Nicholson Bay and Fish Hook Bay mines, both past producers of uranium, nickel, gold, and PGE

McIntosh Bay 2009 Sampling

Channel sample AM380 (24.36 g/t Au, 0.86 m long), located in a quartz vein in well-foliated graphitic pelite and was being sampled in association with prospecting for the extension of uranium mineralized zones.  Multiple targets were being detailed and sampled by stripping and taking saw-cut channel samples, and the high gold zone was measured where a quartz stringer is associated with the sheared graphitic host rock.  The extent of the mineralized interval is unknown at this time, however, the graphitic schist unit appears to form an arcuate shape over 50 Metres to the north and northwest of the sampled zone.  The adjacent 0.76 m channel sample of mineralized graphitic rock assayed 4.83 g/t gold, providing an overall mineralized interval of 1.62 metres at 13.2 g/t gold.

The McIntosh Bay and the Felix Bay areas, located 8 km to the east, are two significant mineral zones showing high grade precious metal results.  In 2008, grab sampling of the Felix Bay and McIntosh Bay areas located additional showings which assayed high gold, platinum and palladium values.  These earlier values are shown in the two tables below.  Gold values at Felix Bay reached 46.94 g/t, along with 19.7g/t platinum and 20.83 g/t palladium.

The 2009 sampling program was part of continued reconnaissance by CanAlaska in partnership with Chinese exploration group East Resource Inc. on the Poplar project.  The Company is very pleased to have additional precious metal targets develop in this very accessible project, and is looking forward to continued exploration and sampling.

All of the samples from the Poplar project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of May 2010.